U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission file number 1-3203

SALARIED EMPLOYEES' STOCK PURCHASE PLAN
(Full title of the plan)

CHESAPEAKE CORPORATION 1021 East Cary Street Richmond, Virginia 23219
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

Administration of the Salaried Employees' Stock Purchase Plan:

The Salaried Employees' Stock Purchase Plan (the "Plan") is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation"). The present members of the Committee are as follows:
Name	Address
David A. Winter* (1)	Richmond, Virginia 23218
J. P. Causey Jr. (2)	Richmond, Virginia 23218
Andrew J. Kohut (3)	Richmond, Virginia 23218

(1) Mr. Winter is Director - Human Resources of the Corporation.

(2) Mr. Causey is Executive Vice President, Secretary & General Counsel of the Corporation.

(3) Mr. Kohut is President of the Corporation.

*Committee Chairman

Committee members are appointed by and serve at the pleasure of the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

Financial Statements and Exhibits:

(a)	Financial statements:

Salaried Employees' Stock Purchase Plan:

Statements of Financial Condition
Statements of Income and Changes in Plan Equity Notes to Financial Statements

(b)	Exhibits:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Salaried Employees' Stock Purchase Plan Committee (the "Committee") have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

By: /s/ Joel K. Mostrom
Joel K. Mostrom
Senior Vice President & Chief Financial Officer,
Chesapeake Corporation

June 27, 2005

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Salaried Employees' Stock Purchase Plan:

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Salaried Employees' Stock Purchase Plan (the "Plan") at March 31, 2005 and 2004, and the changes in plan equity for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PRICEWATERHOUSECOOPERS LLP

-----------------------------

PRICEWATERHOUSECOOPERS LLP

Richmond, Virginia

June 17, 2005

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION

March 31, 2005 and 2004

	2005	2004
	------	------
Asset:
Funds held by Chesapeake Corporation and participating subsidiaries (Note 4)	$316	$288
	=====	======
Plan Equity	$316	$288
	=====	======

The accompanying notes are an integral part of these financial statements.
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the years ended March 31, 2005, 2004 and 2003
	2005	2004	2003
	---------	---------	---------
Contributions (Notes 1 and 6):
Employees	$145,796	$130,493	$135,442

Employer: $27,243 in 2005, $25,731 in 2004, $25,758 in 2003; less withheld taxes of $9,181, $8,513, and $9,095, respectively	18,062	17,218	16,663
	------	------	------
	163,858	147,711	152,105

Deductions:
Purchase and distribution to employees at year end of 7,251 shares in 2005 ($21.21 per share); 6,108 shares in 2004 ($23.84 per share); 9,112 shares in 2003 ($15.88 per share) of common stock of Chesapeake Corporation (Note 1)	153,794	145,615	144,694

Refunds to employees withdrawing from the Plan attributable to (Note 1):
Employees' contributions for the year	10,948	1,944	7,472
Employees' account balances at beginning of year	66	-	161
Employer's match (net of taxes)	-	-	-
	------	------	------
	164,808	147,559	152,327
	------	------	------
Increase (decrease) in plan equity before transfers	(950)	152	(222)

Net transfers from Hourly Employees' Stock Purchase Plan	978	-	-
	------	------	------
Increase (decrease) in plan equity	28	152	(222)

Plan equity, beginning of year	288	136	358
	------	------	------
Plan equity, end of year	$ 316	$ 288	$ 136
	========	========	========

The accompanying notes are an integral part of these financial statements.

SALARIED EMPLOYEES' STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

The stockholders of Chesapeake Corporation (the "Corporation") have approved the Salaried Employees' Stock Purchase Plan (the "Plan") and reserved a total of 2,587,559 shares of the Corporation's common stock for sale to certain eligible full-time salaried employees, as defined, of the Corporation and participating subsidiaries (the "Employer").

The Plan is administered by the Salaried Employees' Stock Purchase Plan Committee (the "Committee"), whose members are appointed by the Corporation's Board of Directors and are employees of the Corporation. Participants in the Plan are permitted to contribute between one and five percent of their basic compensation, as defined by the Plan. The Employer contributes to the Plan, as of the end of the Plan Year, a percentage (determined by the Committee, from 20% up to 60%) of the participant's contribution reduced by amounts required to be withheld under income tax, Federal Insurance Contributions Act tax and comparable laws. For each of the fiscal years 2005, 2004 and 2003, the employer contribution was 20% of the participants' contributions net of refunds. The combined amount will be applied to purchase from the Corporation shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the 20 consecutive trading days immediately preceding the last day of the Plan Year. The funds held by the Employer at the end of the year represent the remaining amounts in participants' accounts after the purchase of whole shares as the Plan does not provide for the purchase of fractional shares.

As of March 31, 2005, 2,381,077 shares (7,251 shares in the current year and 2,373,826 in prior years) of the Corporation's common stock had been issued under the Plan and 206,482 shares were available for future issuance.

An employee's participation in the Plan terminates if the participant ceases to be employed by the Employer for any reason, including death. A participant who retires may continue to participate in the Plan until the end of the next Plan Year following the date of the participant's retirement without making future contributions. A participant may also voluntarily terminate his participation in the Plan at any time. The Plan provides that any participant whose participation in the Plan terminates and who receives a refund of contributions will also receive an interest payment for the contributions credited as of the end of the calendar quarter preceding the date participation in the Plan is terminated. The Committee will prescribe the applicable interest rate, or the manner in which such interest rate will be determined, for each Plan year. The interest rate for Plan years commencing April 1, 1995 and later has been 5% per annum compounded quarterly. This interest rate will stay in effect from year to year unless it is changed by the Committee. For the Plan years ended March 31, 2005, 2004, and 2003, the Employer paid $66, $18, and $136 of interest, respectively, to employees withdrawing from the Plan. An individual who terminates participation in the Plan forfeits all rights to any contribution from the employer with respect to the Plan year that includes the date of such termination, except for any interest credit. Participants have a 100% vested interest in their contributions.

  Plan Year:

The fiscal year of the Plan ends each March 31 (the "Plan Year").

NOTES TO FINANCIAL STATEMENTS, continued

  Accounting Estimates:

  The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

  Funds Held by Chesapeake Corporation and Participating Subsidiaries:

  Funds received or held by the Employer with respect to the Plan may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.

  Taxes and Expenses:

  The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan. The Plan is not subject to income taxes.

  Expenses of administering the Plan are borne by the Employer.

  Contributions to the Plan:

Contributions (net of withheld taxes) were as follows:

	For the Year Ended March 31,
	2005		2004		2003
	----------------------------		----------------------------		----------------------------
	Employer	Employees	Employer	Employees	Employer	Employees

Chesapeake Corporation	$15,017	$121,144	$16,266	$122,732	$13,299	$103,663
Subsidiaries:
Delmarva Properties, Inc.	-	-	-	-	2,595	25,300
Green Printing and Packaging Company	3,045	24,652	952	7,761	769	6,479
	--------	----------	--------	----------	--------	----------
Totals	$18,062	$145,796	$17,218	$130,493	$16,663	$135,442
	=====	=====	=====	=====	=====	=====

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1

Consent of Independent Registered Public Accounting Firm